1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 24, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

A RESOLUTION FOR APPROVING THE PROPOSED ISSUANCE OF
A SHORT-TERM DEBENTURE BY THE COMPANY UNDER
RESOLUTION NO. 11 OF THE NOTICE OF ANNUAL GENERAL MEETING

This Announcement is issued for the purpose of informing the Shareholders that, in accordance with the relevant procedural requirements under applicable PRC laws and regulations and the Company's articles of association, and pursuant to Article 60 of the Company's articles of association, Chinalco, the Company's controlling Shareholder, has proposed a Shareholder's resolution under Resolution No. 11 of the Notice of Annual General Meeting for approving the proposed issuance of a short-term debenture by the Company in the principal amount of up to RMB 5 billion, for Shareholders' approval by way of a special resolution at the Annual General Meeting.

A Revised Form of Proxy will as soon as practicable be issued and despatched to the Shareholders together with a copy of this Announcement. Proxies in the form previously distributed by the Company together with the Notice of Annual General Meeting (dated 12 April 2005) that have been duly completed and timely submitted by the Shareholders will still be considered valid proxies for the Annual General Meeting unless the Company receives a duly completed proxy on the Revised Form of Proxy. However, Shareholders using the Original Proxy Form will not be able to vote in respect of Resolution No. 11.

A notice convening the forthcoming annual general meeting of the Company ("Annual General Meeting") to be held at 10:00 a.m. on 9 June 2005 at Conference Room on 15th Floor, Block B, No. 33 Tong Tai Building, Jin Rong Street, Xi Cheng District, Beijing, People's Republic of China has been dispatched to the shareholders of the Company (the "Shareholders") on 12 April 2005 (the "Notice of Annual General Meeting").

The board of directors of the Company (the "Board") announces that in accordance with the relevant procedural requirements under applicable PRC laws and regulations and the Company's articles of association, and pursuant to Article 60 of the articles of association of the Company, Aluminum Corporation of China ("Chinalco"), the parent company and controlling Shareholder of the Company holding approximately 42.14% of the issued share capital of the Company at the time of this Announcement, has proposed a Shareholder's resolution under Resolution No. 11 of the Notice of Annual General Meeting for approving the proposed issuance of a short-term debenture by the Company in the principal amount of up to RMB 5 billion, for Shareholders' approval by way of a special resolution at the Annual General Meeting.

The Board hereby announces that the proposed Resolution No. 11 as set out below in full will be considered and voted upon by the Shareholders as a special resolution at the Annual General Meeting:

Resolution No. 11 in full

"11. to consider and, if thought fit, approve the following by way of special resolution, ratify and confirm:

THAT (i) approval be given to the Company to issue a short-term debenture in the People's Republic of China in the principal amount of up to RMB 5 billion during the period from the date when approval from the Company's shareholders is obtained and expiring at the conclusion of the annual general meeting of the Company for the year ending 31 December 2005; and

THAT (ii) an unconditional general mandate be given to the Chairman of the Company's board of directors or any person authorized by the Chairman of the Company's board of directors to determine and finalise the details, terms and conditions of, and any relevant matters in relation to, the proposed issuance of short-term debenture in accordance with the need of the Company and the market conditions, including the final principal amount and interests of the short-term debenture to be issued within the prescribed scope as set out in (i) above, to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its proposed issuance of the short-term debenture or any matter incidental thereto."

The Directors believe that the proposed issuance of a short-term debenture will provide the Company with a further source of funding at an interest rate which is expected to be lower than the interest rate for loans from commercial banks. The Directors consider that the issuance of the short-term debenture will lower the finance costs of borrowings for the Company and is in the interests of the Company and its Shareholders as a whole. Proceeds from the proposed issuance of the short-term debenture are expected to be used as short term working capital of the Company, including for the purchase of raw materials and import of alumina. It is expected that the short-term debenture will be issued to institutional investors in the PRC banking industry and will not be issued to the public investors. Subject to Shareholders' approval, the Company will, if required or as otherwise considered appropriate, make further announcement when the proposed issuance of the short-term debenture takes place.

Save for the inclusion of the proposed Resolution No. 11 set out above, there are no other changes to which the Board would like to draw the Shareholders' attention. The remaining resolutions to be voted upon at the Annual General Meeting remain unchanged.

GENERAL INFORMATION

In light of the proposed Resolution No. 11 to be voted upon at the Annual General Meeting as outlined above, a revised proxy form for use at the Annual General Meeting (the "Revised Form of Proxy") will as soon as practicable be issued and despatched to the Shareholders together with a copy of this Announcement. Whether or not you are able to attend the Annual General Meeting, you are requested to complete, sign and return the Revised Form of Proxy for the Annual General Meeting in accordance with the instructions printed thereon. Proxies in the form previously distributed by the Company together with the Notice of Annual General Meeting (dated 12 April 2005) (the "Original Proxy Form") that have been duly completed and timely submitted by the Shareholders will still be considered valid proxies for the Annual General Meeting unless the Company receives a duly completed proxy on the Revised Form of Proxy not less than 24 hours before the time for holding the Annual General Meeting or any adjournment thereof in order for such proxies to be valid. If the Company receives, in addition to a duly completed Original Proxy Form, a duly completed proxy on the Revised Form of Proxy only for Resolution No. 11, the Company will consider the proxies on both the Original Proxy Form and the Revised Form of Proxy valid. However, Shareholders using the Original Proxy Form only will not be able to vote in respect of Resolution No. 11.

To be valid, for holders of H shares of the Company, the Revised Form of Proxy, and if the Revised Form of Proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, at Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the Annual General Meeting or any adjournment thereof in order for such documents to be valid.

Each holder of domestic shares of the Company is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on its behalf at the Annual General Meeting. The Revised Form of Proxy or other documents of authority must be delivered to the Office of the Secretary to the Board at No.12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814, not less than 24 hours before the time for holding the Annual General Meting or any adjournment thereof in order for such documents to be valid.

Completion and return of the Revised Form of Proxy will not preclude you from attending and voting at the meeting should you so wish.

As at the date hereof, the Directors are Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari (Non-executive Director), Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-executive Directors).

By Order of the Board of Directors of Aluminum Corporation of China Limited Liu Qiang Company Secretary
* for identification only.
Hong Kong, 18 May 2005

About the Company Our contact information of this release is:
*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

REVISED FORM OF PROXY FOR ANNUAL GENERAL MEETING TO BE HELD ON
THURSDAY, 9 JUNE, 2005

No. of shares to which this Proxy relates[1]
Type of shares (domestic shares or H shares) to which this Proxy relates[2]

I/We3 __________________________________________________________________________________________________________________
of _____________________________________________________________________________________________________________________

being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the "Company") hereby appoint4 the Chairman of the Meeting or
_______________________________________________________________________________________________________________________

of _____________________________________________________________________________________________________________________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Conference Room at 15th Floor, Block B, No.33 Tongtai Building, Jin Rong Street, Xi Cheng District, Beijing, the People's Republic of China on Thursday, 9 June, 2005 at 10:00 am and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Annual General Meeting, and any amendments thereto and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	For[5]	Against[5]
1.	to consider and approve the Report of the Directors of the Company for the year ended 31 December 2004;
2.	to consider and approve the Report of the Supervisory Committee of the Company for the year ended 31 December 2004;
3.	to consider and approve the audited financial statements of the Group and the Company for the year ended 31 December 2004;
4.

to consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December 2004 and to authorise the Board of Directors of the Company to distribute such dividend to its shareholders;

5.	to consider the proposed appointment of Mr. Shi Chungui as a non-executive director of the Company in place of Mr. Chen Xiaozhou who resigned with effect from 27 March 2005;
6.	to consider and determine the remuneration and relevant subsidies of the Directors and Supervisors of the Company for the year ending 31 December 2005 and discretionary bonus for 2004;
7.

to consider and approve the appointment of PricewaterhouseCoopers, Hong Kong Certifie1d Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (Chinese Characters) as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board of Directors of the Company to determine their remuneration;

	SPECIAL RESOLUTIONS		For[5]	Against[5]
8.	to consider and approve by way of special resolution the proposed change to the Company's business scope and the proposed amendments to the Articles of Association;
9.

to consider and approve by way of special resolution, each of the following items in respect of the proposed issue by the Company of domestic listed RMB denominated ordinary shares with a nominal value of RMB1.00 each ("A Shares") and the proposed listing of such A Shares on the Shanghai Stock Exchange of the PRC in such manner as described in an announcement dated 28 March 2005 and a circular dated 12 April 2005, both issued by the Company, and as particularised as follows: (see pages 3 to 4 for the full resolution)

	9.1	to consider and approve by way of special resolution one by one the issue by the Company of A Shares, subject to the following conditions:
(1)

The Company will issue a maximum of 1,500,000,000 A Shares (representing approximately 19.35% of all issued domestic shares of the Company as at the date of the passing of this resolution) to members of the PRC public;

	(2)	The nominal value is RMB1.00 per A Share;
	(3)	The A Shares issued under the proposed issue of A Shares will be listed on Shanghai Stock Exchange of the PRC;
(4)

The target subscribers of the A Shares are PRC individuals and institutional investors (including qualified foreign institutional investors recognised in the PRC) having A Share accounts with Shanghai Stock Exchange of the PRC, except those prohibited under PRC laws and regulations;

(5)

The issue price will be determined in accordance with market principles based on the PRC securities market condition at the time when the proposed issue of A Shares takes place, and in compliance with relevant regulatory requirements;

(6)

Following completion of the proposed issue of A Shares, the Company's shares currently in issue and the new A Shares to be issued will rank equally in respect of all of the Company's undistributed retained profits at the time when the proposed issue of A Shares takes place;

(7)

to consider and approve the authorisation to the Board of Directors of the Company to determine and deal with at its discretion, the matters in relation to the proposed issue of A Shares (including but not limited to the specific timing of issue, number of A Shares to be issued, issue mechanism, pricing, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber), to sign or execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement(s), the listing agreement and various related announcements), to effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), and to take all other necessary actions in connection with the proposed issue of A Shares, as well as to handle all registration required in relation to changes in the registered capital of the Company following the completion of the proposed issue of A Shares;

(8)

to consider and approve that the resolutions regarding the proposed issue of A Shares and referred to as Special Resolutions numbered 9.1 and 9.2 set out in the Notice of Annual General Meeting shall, if passed by the Company's shareholders, be effective for a period of 12 months from the date when the respective resolutions are passed, subject to the approval of China Securities Regulatory Committee.

	9.2	to consider and approve by way of special resolution the intended use of proceeds from the proposed issue of A Shares, subject to approval of China Securities Regulatory Commission.
9.3

to consider and approve by way of special resolution the amendments proposed to be made to the Articles of Association to accommodate the proposed issue of A Shares in accordance with relevant and applicable PRC laws and regulations.

10.

to consider and, if thought fit, approve by way of special resolution the resolution referred to as Special Resolution numbered 10 set out in the Notice of Annual General Meeting. (see page 4 for the full resolution)

11.

to consider and, if thought fit, approve by way of special resolution ratify and confirm the resolution relating to the issuance of a short-term debenture referred to as Special Resolution numbered 11. (see page 4 for the full resolution)

Dated this______day of______2005	Signature(s)[6]: ____________________________

Notes:

Important:

You should first review the annual report of the Company for the year 2004 , the circular of the Company dated 12 April 2005 and the announcement of the Company dated 18 May 2005 before appointing a proxy.

1.

Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	Please also insert the type of shares (domestic shares or H shares) to which the proxy relates.

3.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

4.

If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS REVISED FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A "(" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A" (" IN THE BOX MARKED "AGAINST". If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the Notice convening the Meeting.

6.

This revised form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this revised form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

7.

Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

8.

To be valid, for holders of domestic shares, this revised form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Office of the Secretary to the Board of Directors at the registered address of the Company, Aluminum Corporation of China Limited, No. 12B, Fuxing Road, Beijing, the People's Republic of China 100814, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, Rms 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

9.

Proxies in the original form previously distributed by the Company together with the Notice of Annual General Meeting dated 12 April 2005 that have been duly completed and timely submitted by the Shareholders will still be considered valid proxies for the Annual General Meeting unless the Company receives a duly completed proxy on this revised proxy form in accordance with the instructions printed hereon. If the Company receives, in addition to a duly completed original proxy form, a duly completed revised proxy form only for Resolution No. 11, the Company will consider the proxies on both the original and the revised proxy forms valid. However, Shareholders using only the original proxy form will be unable to vote in respect of Resolution No. 11.

Resolutions No.9, No.10 and No.11 in Full

9.

to consider and, if thought fit, approve by way of special resolution, each of the following items in respect of the proposed issue by the Company of domestic listed RMB denominated ordinary shares with a nominal value of RMB1.00 each ("A Shares") and the proposed listing of such A Shares on the Shanghai Stock Exchange of the PRC in such manner as described in an announcement dated 28 March 2005 and a circular dated 12 April 2005, both issued by the Company, and as particularised as follows:

	9.1	to consider and approve by way of special resolution one by one the issue by the Company of A Shares, subject to the following conditions:

(1)

The Company will issue a maximum of 1,500,000,000 A Shares (representing approximately 19.35% of all issued domestic shares of the Company as at the date of the passing of this resolution) to members of the PRC public;

		(2)	The nominal value is RMB1.00 per A Share;

		(3)	The A Shares issued under the proposed issue of A Shares will be listed on Shanghai Stock Exchange of the PRC;

(4)

The target subscribers of the A Shares are PRC individuals and institutional investors (including qualified foreign institutional investors recognised in the PRC) having A Share accounts with Shanghai Stock Exchange of the PRC, except those prohibited under PRC laws and regulations;

(5)

The issue price will be determined in accordance with market principles based on the PRC securities market condition at the time when the proposed issue of A Shares takes place, and in compliance with relevant regulatory requirements;

(6)

Following completion of the proposed issue of A Shares, the Company's shares currently in issue and the new A Shares to be issued will rank equally in respect of all of the Company's undistributed retained profits at the time when the proposed issue of A Shares takes place;

(7)

to consider and approve the authorisation to the Board of Directors of the Company to determine and deal with at its discretion, the matters in relation to the proposed issue of A Shares (including but not limited to the specific timing of issue, number of A Shares to be issued, issue mechanism, pricing, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber), to sign or execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement(s), the listing agreement and various related announcements), to effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), and to take all other necessary actions in connection with the proposed issue of A Shares, as well as to handle all registration required in relation to changes in the registered capital of the Company following the completion of the proposed issue of A Shares;

(8)

to consider and approve that the resolutions regarding the proposed issue of A Shares and referred to as Special Resolutions numbered 9.1 and 9.2 set out in the Notice of Annual General Meeting shall, if passed by the Company's shareholders, be effective for a period of 12 months from the date when the respective resolutions are passed, subject to the approval of China Securities Regulatory Committee.

9.2	to consider and approve by way of special resolution the intended use of proceeds from the proposed issue of A Shares, subject to approval of China Securities Regulatory Committee, as follows:

	(1)	approximately RMB1,974 million will be used to fund a 700Kt/a alumina brownfield project of the Company's Henan branch;

	(2)	approximately RMB538 million will be used to fund a project of alumina second production-line of ore-dressing Bayer process of the Company's Zhongzhou branch;

	(3)	approximately RMB1,724 million will be used to fund an alumina brownfield and environmental enhancement project of the Company's Guizhou branch;

(4)

approximately RMB450 million will be used to invest in Shanxi Huaze Aluminum and Power Company Limited, which investment is expected to be used to fund and develop its aluminium and power generating project;

	(5)	approximately RMB2,000million will be used to fund the third phase of ab 850Kt/a alumina project of the Company's Guangxi branch;

	(6)	approximately RMB98 million will be used to fund a greenfield project of 25Kt/a pseudoboehmite production of the Company's Shandong branch;

	(7)	approximately RMB105 million will be used to fund a greenfield project of 200Kt/a 4A-zeolite production of the Company's Shandong branch;

	(8)	approximately RMB150 million will be used to fund Longmenshan limestone improvement project of the Company's Shanxi branch;

	(9)	approximately RMB150 million will be used to fund an alumina improvement project of the Company's Shanxi branch;

(10)

the Board of Directors of the Company will be authorised, within the scope of the above projects, to adjust and finalise the Company's proposal regarding its use of proceeds from the proposed issue of A Shares (including the specific projects to be invested, the priority and the relevant amounts required) by reference to the then budgeted financing needs of the projects and the relevant industry and regulatory approval requirements and other relevant circumstances;

(11)

If the proceeds from the proposed issue of A Shares are insufficient to fund all or any of the intended projects, any deficit will be funded out of the Company's internal resources, and any balance of the proceeds will be used as the Company's general working capital.

9.3

to consider and approve by way of special resolution the amendments proposed to be made to the Articles of Association to accommodate the proposed issue of A Shares in accordance with relevant and applicable PRC laws and regulations as follows:

	(1)	to consider and approve the proposed amendments to the Articles of Association as more particularly set out and elaborated in the appendix to a circular dated 12 April 2005 issued by the Company;

(2)

to authorise the Board of Directors of the Company to make proper adjustments to the Articles of association as it considers necessary or otherwise appropriate and submit to the relevant PRC authorities for approval and / or filing following the completion of the proposed issue of A Shares or at such time as is appropriate, as may be required by relevant regulatory authorities.

10.	to consider and, if thought fit, approve the following by way of special resolution:

"THAT:

(1)

there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a)

such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b)

the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed 20 percent of the aggregate nominal amount of H Shares in issue as at the date of this Resolution; and

(c)

the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this Resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

		(i)	the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

		(ii)	the expiration of the 12-month period following the passing of this Resolution; or

		(iii)	the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

	(2)	contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorised to:

(a)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

		(b)	to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c)

to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company."

11.	to consider and, if thought fit, approve the following by way of special resolution, ratify and confirm:

THAT:

(i)

approval be given to the Company to issue a short-term debenture in the People's Republic of China in the principal amount of up to RMB 5 billion during the period from the date when approval from the Company's shareholders is obtained and expiring at the conclusion of the annual general meeting of the Company for the year ending 31 December 2005; and

(ii)

an unconditional general mandate be given to the Chairman of the Company's board of directors or any person authorized by the Chairman of the Company's board of directors to determine and finalise the details, terms and conditions of, and any relevant matters in relation to, the proposed issuance of short-term debenture in accordance with the need of the Company and the market conditions, including the final principal amount and interests of the short-term debenture to be issued within the prescribed scope as set out in (i) above, to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its proposed issuance of the short-term debenture or any matter incidental thereto.